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Exhibit 21.1

XILINX, INC.
SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Xilinx Limited	United Kingdom
Xilinx K.K.	Japan
Xilinx Development Corporation	California, U.S.A.
Xilinx International, Inc.	Colorado, U.S.A.
Xilinx SARL	France
Xilinx GmbH	Germany
Xilinx AB	Sweden
Xilinx Benelux B.V.B.A.	Belgium
Xilinx Holding One Limited	Ireland
Xilinx Holding Two Limited	Ireland
Xilinx Holding Three Ltd.	Cayman Islands
Xilinx Holding Four Limited	Cayman Islands
Xilinx Holding Five Limited	Ireland
Xilinx Holding Six Limited	Cayman Islands
Xilinx Ireland	Ireland
Xilinx Antilles N.V.	Netherlands Antilles
Xilinx Netherlands B.V.	Netherlands
Xilinx Israel Limited	Israel
Xilinx Canada Co.	Canada
Xilinx Asia Pacific Pte. Ltd.	Singapore
Hier Design Inc.	Delaware, U.S.A.
Triscend Corporation	Delaware, U.S.A.

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  Exhibit 21.1